Labwire, Inc.

6015 N 43rd Ave

Phoenix, AZ 85019

June 5, 2023

Attorney Cara Wirth

Division of Corporation Finance

Securities and Exchange Commission

Re: Labwire Inc.

Offering Statement on Form 1-A /A

Filed May 18, 2023

File No. 024-12230

Dear Ms. Wirth:

In response to your letter dated June 1, 2023, the following information is hereby submitted on behalf of Labwire Inc. (the "Company").  Amendment No. 1 to the Offering Statement on Form 1-A is being filed in conjunction with this correspondence.  For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Amendment No. 1 to Offering Statement on Form 1-A/A Filed May 18, 2023

Description of Business

1.We note your amended disclosure in response to comment 1. Please elaborate on the business of Cessil. For example, please consider quantifying the number of products sold and the number of leased stores in the Phoenix metropolitan area. Additionally, describe your relationship with manufacturers and wholesalers and explain how such relationships have minimized your cost structure. With respect to the Share Exchange Agreement, please revise your disclosure to include all material terms of the agreement, including the date of the agreement, date of closing, and the role of Jong Jin Chung in the post-acquisition company.

Response: We have updated the Offering Circular as requested.

Subsequent Material Events

2.We note your revised disclosure in response to comment 2. Please revise this section to discuss the results of operations of Cessil for the year ended December 31, 2022 and how such results may impact any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Response: We have updated the Offering Circular as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

LABWIRE INC.

/s/ Shin Hwang

Shin Hwang

CEO